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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT

       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)


                               (Amendment No. 4)

                               (Final Amendment)


                               UNITED FOODS, INC.
                              (Name of the Issuer)

                               UNITED FOODS, INC.
                                  PICTSWEET LLC
                              UF ACQUISITION CORP.
                               JAMES I. TANKERSLEY
                               EDNA W. TANKERSLEY
                                DARLA T. DARNALL
                                KELLE T. NORTHERN
                               JAMES W. TANKERSLEY

                       (Name of Persons Filing Statement)

                 CLASS A COMMON STOCK, PAR VALUE $1.00 PER SHARE
                 CLASS B COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                               CLASS A 910365 30 3
                               CLASS B 910365 10 5

                      (CUSIP Number of Class of Securities)

                                   B.M. ENNIS
                                    PRESIDENT
                               UNITED FOODS, INC.
                               TEN PICTSWEET DRIVE
                           BELLS, TENNESSEE 39006-0119
                                 (901) 422-7600

                               JAMES I. TANKERSLEY
                               TEN PICTSWEET DRIVE
                           BELLS, TENNESSEE 39006-0119
                                 (901) 422-7600

                                 With copies to:

    JAMES H. CHEEK, III                                  SAM D. CHAFETZ
   BASS, BERRY & SIMS PLC                                WARING COX, PLC
  2700 FIRST AMERICAN CENTER                          50 NORTH FRONT STREET
NASHVILLE, TENNESSEE 37238-2700                             SUITE 1300
      (615) 742-6200                              MEMPHIS, TENNESSEE 38103-1190
                                                          (901) 543-8000
                                   ----------

(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)


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This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [[Section]
       240.13e(c)] under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X].


                         Calculation of Filing Fee
                         -------------------------

         Transaction Valuation (1):               $  14,897,799
         Amount of Filing Fee (2):                $       2,980

(1) Estimated solely for purposes of calculating the filing fee and pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended. The transaction applies to an aggregate of 4,256,514 shares of common stock, of which 2,617,443 shares are Class A common stock, par value $1.00 per share, and 4,192,486 shares are Class B common stock, par value $1.00 per share (the "Class A Common Stock" and "Class B Common Stock," respectively, and together, the "Common Stock"), of United Foods, Inc. calculated as follows: the sum of (i) 2,617,443 shares of Class A Common Stock issued and outstanding (less 0 shares of Class A Common Stock then owned by Pictsweet LLC, UF Acquisition Corp. or any of their affiliates) and (ii) an aggregate of 1,639,071 shares of Class B Common Stock calculated as follows: 4,192,486 shares of Class B Common Stock issued and outstanding (less 2,553,415 shares of Class B Common Stock then owned by Pictsweet LLC, UF Acquisition Corp. or any of their affiliates).

(2) The proposed maximum aggregate value of the transaction is $14,897,799 calculated as follows: the sum of (i) the product of (a) 2,617,443 shares of Class A Common Stock issued and outstanding (less 0 shares of Class A Common Stock then owned by Pictsweet LLC, UF Acquisition Corp. or any of their affiliates) and (b) $3.50, and (ii) the product of (a) 4,192,486 shares of Class B Common Stock issued and outstanding (less 2,553,415 shares of Class B Common Stock then owned by Pictsweet LLC, UF Acquisition Corp. or any of their affiliates) and (b) $3.50.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $2,980

Filing Party: United Foods, Inc., Pictsweet LLC, UF Acquisition Corp., James I.
              Tankersley, Edna W. Tankersley, Darla T. Darnall, Kelle T. Northern and James W. Tankersley

Form or Registration No.: Rule 13E-3 Transaction Statement

Proxy Statement File No.: _______


Date Filed: June 8, 1999, as amended July 21, 1999, August 4, 1999 and August 23, 1999.



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                                  INTRODUCTION


This Amendment No. 4 (the "Final Amendment") amends and supplements the Rule 13e-3 Transaction Statement (as amended, the "Statement") filed by United Foods, Inc., a Delaware corporation (the "Company"), Pictsweet LLC, a Delaware limited liability company, UF Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Pictsweet LLC and James I. Tankersley, Edna W. Tankersley, James
W. Tankersley, Darla T. Darnall and Kelle T. Northern (the "Jim Tankersley Family"), on June 8, 1999, as amended on July 21, 1999, August 4, 1999 and August 23, 1999, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 thereunder, in connection with the merger (the "Merger") of UF Acquisition Corp. with and into the Company, pursuant to the Agreement and Plan of Merger dated as of May 14, 1999 (the "Merger Agreement"), among the Company, Pictsweet LLC and UF Acquisition Corp. Capitalized terms used but not defined in this statement shall have the respective meanings given them in the Company's proxy statement dated August 23, 1999 (the "Proxy Statement").



On September 23, 1999, the Company's stockholders adopted and approved the Merger Agreement and the Merger was consummated whereby UF Acquisition Corp. was merged with and into the Company with the Company continuing as the surviving corporation. Each outstanding share of Common Stock (other than Common Stock owned by the Jim Tankersley Family or Pictsweet LLC, shares of Common Stock held by the Company as Treasury Stock, and shares of Common Stock held by stockholders who perfected their appraisal rights in accordance with Delaware law) was converted into the right to receive $3.50 in cash, without interest. Since the effective time of the Merger, the Jim Tankersley Family, through its ownership of Pictsweet LLC, owns the entire equity interest of the Company.




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ITEM 1.               Issuer and Class of Security Subject to the Transaction.


The Statement is hereby amended and supplemented as follows:



(c) Upon the Effective Time, the Class A Common Stock and Class B Common Stock ceased to be qualified for listing upon the American Stock Exchange and the Pacific Exchange and became eligible for termination of registration pursuant to the rules and regulations under the Exchange Act. The Company has filed a Form 15 with respect to the termination of registration of the Common Stock and the suspension of the Company's duty to comply with the reporting provisions of the Exchange Act.



(f) The information set forth in the Introduction of this Final Amendment is incorporated herein by reference.





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ITEM 5.               Plans or Proposals of the Issuer or Affiliate.


Item 5 of the Statement is hereby amended and supplemented as follows:


(a) The Merger was consummated by the filing of a Certificate of Merger with the Secretary of State of the State of Delaware on September 23, 1999.

(c) At the Effective Time, the existing members of the Board of Directors of the Company became the members of the Board of Directors of the surviving corporation. However, such directors tendered their resignations to the Company consistent with the terms of the Merger Agreement. The Company has been advised that the Jim Tankersley Family intends to decrease the size of the Board of Directors from eleven to nine following the consummation of the Merger and to elect James I. Tankersley, B.M. Ennis, Carl W. Gruenewald, II, Donald Dresser, Mason Leonard, John Haltom, Marc Darnall, Mark Northern and James W. Tankersley to serve as the Company's Board of Directors.

(f)-(g) The Company has filed a Form 15 with respect to the termination of registration of the Common Stock and the suspension of the Company's duty to comply with the reporting provisions of the Exchange Act.




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ITEM 7.               Purpose(s), Alternatives, Reasons and Effects.


Item 7 of the Statement is hereby amended and supplemented as follows:

(d) The information set forth in the Introduction of this Final Amendment is incorporated herein by reference.





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ITEM 10.              Interest in Securities of the Issuer.


Item 10 of this Statement is hereby amended and supplemented as follows:

(a) - (b) The information set forth in the Introduction of this Final Amendment is incorporated herein by reference.




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                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: September 23, 1999            UNITED FOODS, INC.


                                     By: /s/ B. M. Ennis
                                        ----------------------------------------

                                     Name:   B.M. Ennis
                                     Title:  President

                                     PICTSWEET LLC

                                     By: /s/ James I. Tankersley
                                        ----------------------------------------

                                     Name:   James I. Tankersley
                                     Title:  President

                                     UF ACQUISITION CORP.

                                     By: /s/ James I. Tankersley
                                        ----------------------------------------

                                     Name:   James I. Tankersley
                                     Title:  Chairman of the Board and President


                                     JAMES I. TANKERSLEY

                                      /s/ James I. Tankersley
                                     -------------------------------------------



                                     EDNA W. TANKERSLEY

                                      /s/ Edna W. Tankersley
                                     -------------------------------------------


                                     DARLA T. DARNALL

                                      /s/ Darla T. Darnall
                                     -------------------------------------------



                                     KELLE T. NORTHERN

                                      /s/ Kelle T. Northern
                                     -------------------------------------------



                                     JAMES W. TANKERSLEY

                                      /s/ James W. Tankersley
                                     -------------------------------------------




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